The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Nine Months
	Ended	For the Years Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
Earnings, as defined:
Net income	$135,804	$250,164	$244,143	$216,316	$191,158	$133,564
Income tax expense	63,917	90,033	132,438	118,847	77,852	52,353
Equity in earnings of regional nuclear
generating companies	(30)	(16)	(134)	(282)	(366)	(1,901)
Dividends received from regional equity investees	-	-	440	1,520	-	2,596
Fixed charges, as below	106,218	140,311	145,297	163,887	165,170	155,557
Less: Interest capitalized (including AFUDC)	(2,149)	(3,317)	(2,726)	(2,203)	(12,991)	(10,924)
Total earnings, as defined	$303,760	$477,175	$519,458	$498,085	$420,823	$331,245

Fixed charges, as defined:
Interest on long-term debt (a)	$94,646	$131,918	$134,553	$133,422	$104,954	$84,292
Interest on rate reduction bonds	-	-	7,542	19,061	29,129	37,728
Other interest (b)	6,223	809	(4,357)	3,334	12,163	16,413
Rental interest factor	3,200	4,267	4,833	5,867	5,933	6,200
Interest capitalized (including AFUDC)	2,149	3,317	2,726	2,203	12,991	10,924
Total fixed charges, as defined	$106,218	$140,311	$145,297	$163,887	$165,170	$155,557

Ratio of Earnings to Fixed Charges	2.86	3.40	3.58	3.04	2.55	2.13

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For all periods presented, other interest includes interest related to accounting for uncertain tax positions.